UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Minolta Kabushiki Kaisha
(Name of Subject Company)

Minolta Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Konica Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshihiro Kataoka
Minolta Co., Ltd.
3-13, 2-Chome, Azuchi-Machi,
Chuo-ku, Osaka 541-8566, Japan
Telephone: (81) 6-6271-2621
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)
Copies to:

Masato Miyazaki
General Manager, Legal Department
Konica Corporation
26-2, 1-chome, Nishi-shinjuku
Shinjuku-ku, Tokyo 163-0512 Japan
(81) 3-3349-5244

Ellen J. Odoner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310 8000

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Included in each document furnished as exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of press release, dated January 7, 2003, issued by Konica Corporation and Minolta Co., Ltd. concerning the proposed integration of management between Konica Corporation and Minolta Co., Ltd. by means of a share exchange, together with "Notice to U.S. Investors".
II(1)-2	English translation of press release, dated January 16, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the share exchange ratio for the proposed share exchange.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Konica Corporation previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 10, 2003.

---

* Previously furnished to the Commission as part of Form CB submitted on January 10, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Tsuyoshi Miyachi,
Director & Executive Officer,
Corporate Strategy Division
Konica Corporation

(Name and Title)

January 16, 2003

(Date)

Exhibit II(1)-2

Stock Swap Ratio Decided on the Management Integration between Konica and Minolta

Tokyo, Osaka (January 16, 2003) -- Konica Corporation (Fumio Iwai, president, TSE4902) and Minolta Co., Ltd. (Yoshikatsu Ota, president, TSE7753) announced on January 7, 2003 to integrate management based on stock swaps. Following the announcement, the stock swap ratio was approved at each company's Board of Directors meetings held on January 16, 2003.

Stock Swap Ratio

	Konica Corporation	Minolta Co., Ltd.
Stock Swap Ratio	1	0.621

1. Allocation of Shares
   One Minolta Co., Ltd. share will be exchanged for 0.621 Konica Corporation share.

2. Basis of Stock Swap Ratio Calculation
   Konica requested Nomura Securities Co., Ltd. and Minolta requested Daiwa Securities SMBC Co., Ltd., respectively, for the basis of stock swap ratio calculation. Both companies have discussed the results presented by the security firms, and settled at the above ratio. This ratio is subject to change upon discussions between both companies if there is a significant change in the conditions which was used as fundamentals in the calculation.

3. Methods of Calculation by the Third Parties
   Nomura Securities calculated the swap ratio primarily by the average market price method with the combination of the discounted cash flow (DCF) method and the comparable trading multiples method. Daiwa Securities SMBC primarily used the average market price method with the combination of the DCF method.

A number of new stocks issued and possibility and amount of stock swap grant will be announced as soon as they are decided.

Notice to U.S. Investors

This press release includes forward-looking statements that reflect the plans and expectations of Konica Corporation and Minolta Co., Ltd., in relation to the proposed share exchange and integration of management and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. The forward-looking statements are based on the current assumptions and beliefs of Konica Corporation and Minolta Co., Ltd. in light of the information available to them, and involve known and unknown risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the ability of Konica Corporation and Minolta Co., Ltd. to integrate their operations effectively, as well as the factors identified under "Forward-Looking Statements" of the Annual Report 2002 of Konica Corporation and "Disclaimer Regarding Forward-Looking Statements" of the Annual Report 2002 of Minolta Co., Ltd. Such risks, uncertainties and other factors may cause the actual results, performance or financial position of the new corporate group referred to in this press release to differ materially from those expressed or implied in the forward-looking statements. Konica Corporation and Minolta Co., Ltd. undertake no obligation to update publicly any forward-looking statements after the date of this press release.

This press release relates to a proposed share exchange which involves the securities of two Japanese companies, Konica Corporation and Minolta Co., Ltd. The share exchange is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in the document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Konica Corporation and Minolta Co., Ltd. are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Konica Corporation and Minolta Co., Ltd. may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.